StoneBridge Acquisition Corporation

One World Trade Center

Suite 8500

New York, NY 10007

VIA EDGAR

May 17, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Tonya Aldave

Re:	StoneBridge Acquisition Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed March 23, 2021

Amendment No. 2 to Registration Statement on Form S-1

Filed on April 9, 2021

File No. 333-253641

Dear Ms. Aldave:

StoneBridge Acquisition Corporation, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 23, 2021, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 submitted to the Commission on March 23, 2021 and Amendment No. 2 to Registration Statement on Form S-1 submitted to the Commission on April 9, 2021 (File No. 333-253641).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”) with the Commission through EDGAR reflecting the changes made in response to the Staff’s comments and certain other updating and conforming changes.

Amendment No. 2 to Registration Statement on Form S-1

Summary

Redemption of public shares and distribution, page 17

1.	Staff’s comment: We note your response to our prior comment 1. Please also disclose whether shareholders may redeem their shares in connection with any proposal to extend the 24 month time period during which you may consummate a business combination.

Response: In response to the Staff’s comment, the Company has clarified on pages 6 and 65 of the Amendment No. 3 that all public shareholders will be provided with the opportunity to redeem their public shares in connection with any vote to amend the Company’s amended and restated memorandum and articles of association to extend the period of time that the Company has to consummate the initial business combination.

We thank the Staff for your review of the foregoing, our Registration Statement on Form S-1 and the amendments to it. If you have further comments, please feel free to contact our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 549-4234.

Sincerely,

/s/ Bhargava Marepally
Bhargava Marepally Chief Executive Officer
StoneBridge Acquisition Corporation

cc: Ari Edelman, Esq.